Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Year ended Dec. 31,
(dollar amounts in millions)	2017	2016	2015	2014	2013
Earnings
Income before income taxes	$4,610	$4,725	$4,235	$3,563	$3,777
Net (income) attributable to noncontrolling interests	(24)	(1)	(64)	(84)	(81)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	4,586	4,724	4,171	3,479	3,696
Fixed charges, excluding interest on deposits	1,007	521	373	380	349
Income from income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	5,593	5,245	4,544	3,859	4,045
Interest on deposits	162	16	37	83	105
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$5,755	$5,261	$4,581	$3,942	$4,150
Fixed charges
Interest expense, excluding interest on deposits	$912	$421	$263	$271	$238
One-third net rental expense (a)	95	100	110	109	111
Total fixed charges, excluding interest on deposits	1,007	521	373	380	349
Interest on deposits	162	16	37	83	105
Total fixed charges, including interests on deposits	$1,169	$537	$410	$463	$454
Preferred stock dividends (b)	$175	$122	$105	$73	$64
Total fixed charges and preferred stock dividends, excluding interest on deposits	$1,182	$643	$478	$453	$413
Total fixed charges and preferred stock dividends, including interest on deposits	$1,344	$659	$515	$536	$518

Earnings to fixed charges ratios
Excluding interest on deposits	5.55	10.07	12.18	10.16	11.59
Including interest on deposits	4.92	9.80	11.17	8.51	9.14

Earnings to fixed charges and preferred stock dividends ratios (b)
Excluding interest on deposits	4.73	8.16	9.51	8.52	9.79
Including interest on deposits	4.28	7.98	8.90	7.35	8.01

(a)	The proportion deemed representative of the interest factor.

(b)
Dividends paid in all periods presented include the Series A, Series C and Series D preferred stock. Dividends paid in 2017, 2016 and 2015 also include the Series E preferred stock, which was issued in 2015. Dividends paid in 2017 also include the Series F preferred stock, which was issued in 2016.